Contact

www.linkedin.com/in/simon-levell-613b7311 (LinkedIn)

Top Skills

Asset Management
Mutual Funds
Portfolio Management

Simon Levell

Fintech business transforming informal finance for millions
London, England, United Kingdom

Summary

Investment management professional with over 25 years' experience in sales, marketing and product development.

Experience

Truestone Impact Investment Management Limited

Advisory Board Member
October 2021 - Present (2 years 1 month)
London, England, United Kingdom

MiKashBoks

Chief Executive Officer
October 2021 - Present (2 years 1 month)
London, England, United Kingdom

MiKashBoks brings informal savings and lending groups online. It makes saving and lending safer and easier for the financially excluded, and connects them to formal financial services.

Capital International Limited

Investment Specialist
June 1994 - October 2021 (27 years 5 months)
London

Education

London Business School

Master of Business Administration (M.B.A.) · (2000 - 2002)

University of Cambridge

Bachelor of Arts (B.A.), Classics and Classical Languages, Literatures, and Linguistics · (1989 - 1992)